UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Vontier Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39483	84-2783455
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

5438 Wade Park Boulevard, Suite 600
Raleigh, NC	27607
(Address of Principal Executive Offices)	(Zip Code)

Courtney Kamlet
(984) 275-6000
(Name and telephone number, including area code, of the
person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1— Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Vontier Corporation (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The minerals specified by the Rule are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo or an adjoining country.

The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the U.S. Securities and Exchange Commission on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

Description of the Company’s Products

This Form SD relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2025. These products (collectively, the “Covered Products”) consist of professional and engineered products.

Reasonable Country of Origin Inquiry

The Company has conducted a reasonable country of origin inquiry regarding the Conflict Minerals that are necessary to the functionality or production of its Covered Products. This inquiry was reasonably designed and performed in good faith to determine whether any of such Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may have been from recycled or scrap sources. The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of the Conflict Minerals; the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and other refiners (“smelters”) of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has structured its reasonable country of origin inquiry and due diligence processes to ultimately identify the applicable smelters of Conflict Minerals in the Company’s supply chain. The Company’s reasonable country of origin inquiry was based upon the due diligence framework in the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements as applicable for downstream companies (the “OECD Guidance”). The Company’s reasonable country of origin inquiry included the following steps:

•The Company identified the suppliers that presented the greatest risk in the Company’s supply chain and emailed to each such supplier a copy of the Company’s policy related to the Conflict Minerals, which incorporates the standards set forth in the OECD Guidance, as well as a link to the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “Template”) declarations, and requested that such supplier return to the Company a completed Template with respect to all components and materials that such supplier provides to the Company.

•As necessary, the Company educated suppliers regarding the reasons for requesting the Conflict Minerals data and answered supplier questions relating thereto.

•The Company followed up with the suppliers that did not respond to the Company’s initial outreach, and also followed up with suppliers who submitted data that appeared to be incomplete or incorrect.

•The Company amalgamated supplier-provided information regarding smelters into a single unique list of smelters.

Some of the Company’s suppliers were unable to identify the smelters or countries of origin in their supply chain, some suppliers responded by providing information related to all of the items the supplier produces without identifying smelters specific to the items purchased by the Company, and some suppliers included names of smelters that the Company believes may have been misidentified as smelters or that are not operational.

With respect to each smelter identified by the Company’s supply chain that declared directly or through their relevant industry association that they did not source from the Covered Countries, and were not recognized as conflict free by the RMI’s Responsible Minerals Assurance Process (“RMAP”), the Company, with the assistance of an outside consultant, reviewed publicly available information to determine if there was any contrary evidence to the smelter’s declaration. With respect to each smelter identified by the Company’s supply chain that is sourcing from or as to which there is reason to believe may be sourcing from the Covered Countries, the Company did not audit such smelters but instead relied on the RMAP, and if the smelter has not been audited and recognized as conflict free by the RMAP, the Company conducted risk mitigation on the smelter according to Step 3B of the OECD Guidance.

The responses provided by the Company’s suppliers resulted in the identification of 333 unique smelters that may have been the source of Conflict Minerals contained in products the Company contracted to manufacture in 2025. The Company determined that 48 of the identified smelters source, or there is reason to believe may source, from the Covered Countries. Notwithstanding these steps, due to the lack of product-level detail provided by the suppliers, the Company was unable to confirm that the necessary Conflict Minerals in its products were processed by any particular smelter or smelters.

Based on this reasonable country of origin inquiry, the Company has reason to believe that certain of its necessary Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources.

Website Disclosure

This Form SD has been filed with the SEC and is publicly available on the Company’s website at www.vontier.com under the heading “Investors – Governance – Policies and Statements.” The Company’s website and the information accessible through the website are not incorporated by reference into this Form SD.

Section 2 — Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits
Item 3.01 Exhibits

None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VONTIER CORPORATION

By:	/s/ Courtney Kamlet	May 14, 2026
Courtney Kamlet
Vice President – Chief Governance Officer and Chief of Staff

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